O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFINERMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2289

February 14, 2020

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attention:	Jan Woo Legal Branch Chief

Re:	GlobalSCAPE, Inc. Registration Statement on Form S-3 (No. 333-236375)

Ladies and Gentlemen:

On behalf of GlobalSCAPE, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 4:00 p.m., Eastern time, on Friday, February 14, 2020, or as soon as possible thereafter, and acknowledgement of the statements contained in the U.S. Securities and Exchange Commission’s letter to the Company.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Robert H. Alpert Karen Young

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

GlobalSCAPE, Inc.
4500 Lockhill-Selma, Suite 150
San Antonio, TX 78249

February 14, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549
Attention: Jan Woo
Legal Branch Chief

Re:	GlobalSCAPE, Inc. Registration Statement on Form S-3 (No. 333-236375)

Ladies and Gentlemen:

GlobalSCAPE, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern time, on Friday, February 14, 2020, or as soon as possible thereafter.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the U.S. Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing;
•	the action of the SEC or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Very truly yours,

GLOBALSCAPE, INC.

By:	/s/ Robert H. Alpert
Robert H. Alpert
Chief Executive Officer